Kiromic Biopharma, Inc.

7707 Fannin, Suite 140

Houston, TX 77054

May 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy Buchmiller

Re:	Kiromic Biopharma, Inc.
Registration Statement on Form S-1
May 15, 2023
File No. 333-271950

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Kiromic Biopharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Friday, May 19, 2023, or as soon thereafter as possible.

Please notify Jeff Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212)  634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

KIROMIC BIOPHARMA, INC.

By:	/s/ Pietro Bersani
Name:	Pietro Bersani
Title:	Chief Executive Officer